Genprex, Inc.

1701 Trinity Street, Suite 3.322

Austin, Texas 78705

July 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento

Re:	Genprex, Inc.
Registration Statement on Form S-1
File No. 333-225090
Request for Acceleration of Effectiveness

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genprex, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225090), as amended (the “Registration Statement”) to become effective on July 26, 2018, at 5:00 p.m., Eastern Time, or as soon as possible thereafter.

The Registrant hereby authorizes Christopher Ozburn of Streusand, Landon, Ozburn & Lemmon, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration. Please notify Christopher Ozburn at (512) 236-9908 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request

Sincerely,

GENPREX, INC.

By:	/s/ J. Rodney Varner
J. Rodney Varner
Chief Executive Officer

cc: Christopher Ozburn, Streusand, Landon, Ozburn & Lemmon, LLP